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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2004

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F X      Form 40-F
                              ---              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           --------
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes           No     X
                         -----        -----------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-        .
                                   --------

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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

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                                 PRESS RELEASE
                                 -------------

                         KEPCO's Proposed Debt Offering

Seoul, April 19, 2004 - Korea Electric Power Corporation ("KEPCO") announced today that it proposes to conduct an offering of its debt securities which will not be registered under the U.S. Securities Act of 1933, as amended. The size of the offering and the maturity of the debt securities will be determined in reference to market conditions and the launch of the offering is expected to be sometime this week.

Investor Relations Contact:
Jung Ju Kim
Telephone:  +822 3456 4264
Facsimile:   +822 556 3694
E-Mail: jjkim@kepco.co.kr

                                    * * * * *

This press release is not an offer of KEPCO's debt securities for sale in the United States or elsewhere. The debt securities have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of the debt securities to be made in the United States will be made by means of a prospectus that contains detailed information about KEPCO and its management, as well as financial statements. KEPCO is under no obligation, and has no present intention, to make such a public offering in the United States.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         KOREA ELECTRIC POWER CORPORATION

                                        By:  /s/ Kim, Myung-Whan
                                        --------------------------------
                                        Name : Kim, Myung-Whan
                                        Title: General Manager
                                                International Finance Department

Date: April 19, 2004